 Filed pursuant to General Instruction II.L. of Form F-10
 File No. 333-272013
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement, together with the short form base shelf prospectus dated May 17, 2023 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus dated May 17, 2023 to which it relates, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement, and in the short form base shelf prospectus dated May 17, 2023 to which it relates, from documents filed with securities commissions or similar authorities in Canada and with the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of GFL Environmental Inc. at 100 New Park Place, Suite 500, Vaughan, ON, L4K 0H9, telephone: (905) 326-0101, and are also available electronically at www.sedarplus.ca and www.sec.gov.
PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED MAY 17, 2023
Secondary Offering February 28, 2024
GFL ENVIRONMENTAL INC.
US$723,450,000
21,000,000 Subordinate Voting Shares
This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated May 17, 2023 (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) by the selling shareholders named in this Prospectus Supplement, being BCEC-GFL Borrower (Cayman) LP (an entity affiliated with BC Partners Advisors L.P., “BC Partners”), Ontario Teachers’ Pension Plan Board (“Ontario Teachers”), GFL Borrower II (Cayman) LP (“Cayman Borrower II”), Poole Private Capital, LLC (‘‘Poole Capital’’) and entities affiliated with HPS Investment Partners, LLC (“HPS”) (collectively, the “Selling Shareholders”), of an aggregate of 21,000,000 subordinate voting shares (the “Offered Shares”) in the capital of GFL Environmental Inc. (the “Company”, “GFL”, “us”, “we” or “our”).
The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and the Shelf Prospectus and in the United States under the terms of the Company’s registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) of which this Prospectus Supplement and the Shelf Prospectus forms a part. The Offered Shares are offered at a price of US$34.45 (or C$46.58 based on an exchange rate of US$1.00 = C$1.3521) per subordinate voting share (the “Offering Price”). We will not receive any proceeds from the sale of Offered Shares by the Selling Shareholders. See “Selling Shareholders”.
Our subordinate voting shares (“Subordinate Voting Shares”) are listed on the New York Stock Exchange (the “NYSE”) and on the Toronto Stock Exchange (the “TSX”) under the symbol “GFL”. On February 27, 2024, the last trading day prior to the date of this Prospectus Supplement, the closing prices of the Subordinate Voting Shares on the NYSE and the TSX were US$35.61 and C$48.19, respectively.
Price: US$34.45 per Offered Share
	Price to the Public in Canada	Underwriter’s Discounts and Commissions	Net Proceeds to the Selling Shareholders(1)
Per Offered Share	US$34.45	US$0.18	US$34.27
Total Offering	US$723,450,000	US$3,780,000	US$719,670,000

Notes:
(1)
After deducting the aggregate Underwriter’s commission payable by the Selling Shareholders. In accordance with the terms of the Registration Rights Agreement (as defined herein), we will bear all reasonable expenses of the Offering (excluding the Underwriter’s commission), estimated to be approximately US$1,000,000. See “Underwriting” and “Selling Shareholders”.

All dollar amounts in this Prospectus Supplement are in U.S. dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.
The Offering is being made in each of the provinces and territories of Canada and concurrently in the United States. The Offered Shares are being offered in Canada by RBC Dominion Securities Inc. (the “Canadian Underwriter”) and in the United States by RBC Capital Markets,
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(continued from cover)
LLC (the “U.S. Underwriter”, and together with the Canadian Underwriter, the “Underwriter”) pursuant to an underwriting agreement dated February 28, 2024 (the “Underwriting Agreement”). The Offered Shares will be offered in Canada and the U.S. through the Underwriter either directly or, if applicable, through its Canadian or U.S. registered broker-dealer affiliates or agents, as applicable.
An investment in the Offered Shares involves significant risks that should be carefully considered by prospective investors before purchasing Offered Shares. The risks outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Offered Shares. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.
The Company has four classes of issued and outstanding shares: Subordinate Voting Shares, multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”), Series A perpetual convertible preferred shares (“Series A Convertible Preferred Shares”) and Series B perpetual convertible preferred shares (“Series B Convertible Preferred Shares”, and, together with the Series A Convertible Preferred Shares, the “Convertible Preferred Shares” and, collectively with the Shares, the “Voting Shares”). The Subordinate Voting Shares and the Multiple Voting Shares are substantially identical with the exception of the multiple voting and conversion rights attached to the Multiple Voting Shares. The Multiple Voting Shares carry a greater number of votes per share relative to the Subordinate Voting Shares, and therefore the Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. Each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to ten votes on all matters requiring shareholder approval, and holders of Subordinate Voting Shares and Multiple Voting Shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders as a separate class is required by law or provided by the Company’s articles (the “Articles”). The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances set forth in the Articles. The holders of Subordinate Voting Shares benefit from contractual provisions that give them certain rights in the event of a take-over bid for the Multiple Voting Shares. The Convertible Preferred Shares are convertible into Subordinate Voting Shares at any time at the option of the holders thereof or by the Company in certain circumstances, subject to certain conditions. Each Convertible Preferred Share is entitled to one vote per share on all matters upon which the holders of Shares are entitled to vote, and each holder of Convertible Preferred Shares will be deemed to hold such number of Convertible Preferred Shares that is equal to the number of Subordinate Voting Shares into which the holder’s Convertible Preferred Shares are convertible pursuant to the terms of the Convertible Preferred Shares. See “Description of the Share Capital of the Company” in the Shelf Prospectus.
BC Partners currently holds 100,577,199 Subordinate Voting Shares, representing approximately 24.5% of the issued and outstanding Subordinate Voting Shares and approximately 19.5% of the voting power attached to all outstanding Voting Shares. Upon completion of the Offering, BC Partners will hold 90,367,940 Subordinate Voting Shares, representing approximately 22.1% of the issued and outstanding Subordinate Voting Shares and approximately 17.5% of the voting power attached to all outstanding Voting Shares. Ontario Teachers currently holds 39,351,843 Subordinate Voting Shares, representing approximately 9.6% of the issued and outstanding Subordinate Voting Shares and approximately 7.6% of the voting power attached to all outstanding Voting Shares. Upon completion of the Offering, Ontario Teachers will hold 35,357,367 Subordinate Voting Shares, representing approximately 8.6% of the issued and outstanding Subordinate Voting Shares and approximately 6.9% of the voting power attached to all outstanding Voting Shares. Cayman Borrower II currently holds 23,634,744 Subordinate Voting Shares, representing approximately 5.8% of the issued and outstanding Subordinate Voting Shares and approximately 4.6% of the voting power attached to all outstanding Voting Shares. Upon completion of the Offering, Cayman Borrower II will hold 21,235,659 Subordinate Voting Shares, representing approximately 5.2% of the issued and outstanding Subordinate Voting Shares and approximately 4.1% of the voting power attached to all outstanding Voting Shares. Poole Capital currently holds 10,300,000 Subordinate Voting Shares, representing approximately 2.5% of the issued and outstanding Subordinate Voting Shares and approximately 2.0% of the voting power attached to all outstanding Voting Shares. Upon completion of the Offering, Poole Capital will hold 9,716,399 Subordinate Voting Shares, representing approximately 2.4% of the issued and outstanding Subordinate Voting Shares and approximately 1.9% of the voting power attached to all outstanding Voting Shares. HPS currently holds no Subordinate Voting Shares. Immediately prior to the closing of the Offering, HPS will hold Convertible Preferred Shares convertible into 38,034,103 Subordinate Voting Shares, representing approximately 9.3% of the issued and outstanding Subordinate Voting Shares, assuming the conversion in full of the Convertible Preferred Shares, and approximately 7.4% of the voting power attached to all outstanding Voting Shares. In connection with the Offering, HPS intends to exercise its option to convert 3,604,014 Series A Convertible Preferred Shares into 3,813,579 Subordinate Voting Shares. Upon completion of the Offering, HPS will hold no Subordinate Voting Shares and Convertible Preferred Shares convertible into 34,220,524 Subordinate Voting Shares, representing approximately 8.4% of the issued and outstanding Subordinate Voting Shares, assuming the conversion in full of the Convertible Preferred Shares, and approximately 6.6% of the voting power attached to all outstanding Voting Shares. As a result, the Selling Shareholders will continue to have significant influence over us and our affairs. See “Selling Shareholders”.
The Underwriter, as principal, conditionally offers the Offered Shares qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, if, as and when sold and delivered by the Selling Shareholders and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement, as described under “Underwriting”.
The validity of the Subordinate Voting Shares being offered by this Prospectus Supplement and other legal matters concerning the Offering relating to Canadian law will be passed upon for us by Stikeman Elliott LLP. Certain legal matters in connection with the Offering relating to U.S. law will be passed upon for us by Latham & Watkins LLP. Certain legal matters in connection with the Offering will be passed upon for the Underwriter by Davies Ward Phillips & Vineberg LLP, with respect to Canadian law, and by Davis Polk & Wardwell LLP, with respect to U.S. law.
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RBC Dominion Securities Inc. is an affiliate of a lender under the Credit Agreements (as defined herein). Consequently, we may be considered a “connected issuer” of RBC Dominion Securities Inc. under applicable securities laws in Canada in connection with the Offering. RBC Dominion Securities Inc. is an affiliate of a lender under the Margin Loans (as defined herein). Consequently, each of BC Partners and Cayman Borrower II may be considered a “connected issuer” of RBC Dominion Securities Inc. under applicable securities laws in Canada in connection with the Offering. See “Underwriting — Conflicts of Interest” and “Use of Proceeds”.
Subject to applicable laws, the Underwriter may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriter may offer the Offered Shares to the public at prices lower than the Offering Price. Any reduction to the Offering Price will not affect the proceeds of this Offering to be received by the Selling Shareholders. See “Underwriting”.
Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about March 5, 2024, or such earlier or later date as the Selling Shareholders and the Underwriter may agree, but in any event no later than March 7, 2024 (the “Closing Date”).
The Offering will be conducted under the book-based system. A purchaser of Subordinate Voting Shares will receive only a customer confirmation from the registered dealer from or through which the Subordinate Voting Shares are purchased. No certificates will be issued to purchasers except in certain limited circumstances.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR ANY U.S. REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Offering is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted in the United States and Canada, to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which differ from accounting principles generally accepted in the United States of America and thus may not be comparable to financial statements of United States companies.
Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in Canada and the United States. This Prospectus Supplement and the accompanying Shelf Prospectus may not describe these tax consequences fully. See “Material Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations”. Purchasers of the Offered Shares are urged to consult their own tax advisors.
Directors of the Company and those Selling Shareholders incorporated, continued or otherwise organized under the laws of a foreign (i.e., non-Canadian) jurisdiction or residing outside of Canada have appointed GFL Environmental Inc., 100 New Park Place, Suite 500, Vaughan, Ontario, L4K 0H9 (Attn: Corporate Secretary) as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.
Our head and registered office is located at 100 New Park Place, Suite 500, Vaughan, Ontario, L4K 0H9.

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE BASE SHELF PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.
None of the Company, the Selling Shareholders or the Underwriter has authorized any person to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein) and any such information should not be relied upon. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.
Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.
This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the accompanying Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.
U.S. REGISTRATION STATEMENT
The Offering is being made concurrently in Canada pursuant to this Prospectus Supplement and the Shelf Prospectus and in the United States pursuant to the Registration Statement filed with SEC under the United States Securities Act of 1933, as amended (the “Securities Act”), of which this Prospectus Supplement and the Shelf Prospectus forms a part. This Prospectus Supplement and the Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.
Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of the Company at 100 New Park Place, Suite 500, Vaughan, Ontario, L4K 0H9, and are also available electronically at www.sedarplus.ca (“SEDAR+”) and www.sec.gov (“EDGAR”).
The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:
(a)
our audited consolidated statements of financial position as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023 and 2022, together with the notes thereto and the auditor’s report thereon;

(b)
the management’s discussion and analysis of our financial condition and results of operations for the fiscal year ended December 31, 2023;

(c)
our annual information form dated February 23, 2024 for the fiscal year ended December 31, 2023 (filed in the United States with the SEC on Form 40-F) (the “AIF”); and

(d)
our management information circular dated April 5, 2023 in connection with the annual and special meeting of shareholders of the Company held on May 17, 2023.

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the accompanying Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.
Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company, filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and for the duration of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement, of which this Prospectus Supplement forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
In addition, any “template version” of any “marketing materials” (each such term as defined in National Instrument 41-101 — General Prospectus Requirements) filed in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares pursuant to the Offering is deemed to be incorporated by reference in this Prospectus Supplement and in the Shelf Prospectus.
The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and we disclaim any such incorporation by reference.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein, contain forward-looking statements. Forward-looking statements may relate to anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward- looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are neither historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances. All such forward-looking statements are made under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and constitute “forward-looking information” within the meaning of applicable Canadian securities legislation.
Specifically, without limiting the generality of the foregoing, all statements included in this Prospectus Supplement and in the accompanying Shelf Prospectus, including the documents incorporated by reference herein, that address activities, events or developments that GFL expects or anticipates will or may occur in the future, and other statements that are not historical facts, are forward-looking statements. These statements are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions in respect of our ability to build our market share; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to continue to grow our revenue and improve operating margins; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to respond to changing customer and legal requirements with respect to sustainable solutions or other matters; our ability to execute on additional acquisition opportunities and successfully integrate acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; our potential liability, if any, in connection with environmental matters; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.
Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the risks described in detail in the section entitled “Risk Factors” and elsewhere in documents incorporated by reference herein. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking statements prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements. Accordingly, prospective purchasers should not place undue reliance on the forward-looking statements contained in this Prospectus Supplement and in the accompanying Shelf Prospectus, or in the documents incorporated by reference herein.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements, which speak only as of the date made. The forward-looking statements contained in this Prospectus Supplement and in the accompanying Shelf Prospectus represent our expectations as of the date of Prospectus Supplement and the accompanying Shelf Prospectus, respectively, and forward-looking statements contained in documents incorporated herein by reference represent our expectations as of the date of such documents (or as otherwise stated), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated herein by reference are expressly qualified by the foregoing cautionary statements. Prospective purchasers should read this entire Prospectus Supplement and the accompanying Shelf Prospectus, and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the Offered Shares.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
We express all amounts in this Prospectus Supplement in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.
The following table sets forth, for the periods indicated, the high, low, average and end of period daily average exchange rates for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods.
	Year Ended December 31
	2023		2022		2021
Highest rate during the period	C$	1.3875	C$	1.3856	C$	1.2942
Lowest rate during the period	C$	1.3128	C$	1.2451	C$	1.2040
Average for the period(1)	C$	1.3497	C$	1.3011	C$	1.2535
Period end	C$	1.3226	C$	1.3544	C$	1.2678

(1)
The average exchange rates are calculated based on the exchange rates on the last business day of each month for the applicable period.

On February 27, 2024, the Bank of Canada daily average exchange rate was US$1.00 = C$ 1.3521.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces and territories of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the Canadian provincial and territorial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR+. Except as expressly provided herein, documents filed on SEDAR+ are not, and should not be considered, part of this Prospectus Supplement or the Shelf Prospectus.
We are also subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 40-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and Section 16 short-swing profit reporting for our officers, directors and holders of more than 10% of our voting shares.
TRADEMARKS AND TRADE NAMES
This Prospectus Supplement and the information incorporated herein by reference includes certain trademarks, such as “GFL Green For Life”, “Green Today, Green For Life”, “GFL Environmental” and “GFL” which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this prospectus supplement may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.
GFL ENVIRONMENTAL INC.
GFL is the fourth largest diversified environmental services company in North America, as measured by revenue and North American operating footprint. We have secured our significant footprint and leadership position in the environmental services market through continual innovation, strategic and targeted growth, an inherent commitment to sustainability and investing in our employees and communities.
We operate in the large and stable North American environmental services industry. Key characteristics of our industry include relative recession resistance, high visibility of waste volumes, a stringent regulatory framework, high capital intensity to achieve scale and significant fragmentation which, in turn, has led to strong consolidation activity.
Recognized by our signature fleet of bright green trucks, we offer a robust, integrated and sophisticated approach to meeting all of our customers’ environmental service needs, including the increasing demand for sustainable solutions. Our diversified offerings consist of solid waste management, liquid waste management and soil remediation services, including collection, transportation, transfer, recycling and disposal services for municipal, residential, and commercial and industrial customers.
Through a combination of organic growth and acquisitions, we have built a leading platform with broad geographic reach and scalable capabilities, operating throughout Canada and in more than half the U.S. states.
GFL’s principal and registered office is located at 100 New Park Place, Suite 500, Vaughan, Ontario, L4K 0H9. Additional information about our business is included in the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus.
SELLING SHAREHOLDERS
The Selling Shareholders under this Offering are BC Partners, Ontario Teachers, Cayman Borrower II and Poole Capital. The Selling Shareholders have agreed to sell 21,000,000 Subordinate Voting Shares to the Underwriter pursuant to the Underwriting Agreement (10,209,259 Subordinate Voting Shares by BC Partners, 3,994,476 Subordinate Voting Shares by Ontario Teachers, 2,399,085 Subordinate Voting Shares by Cayman Borrower II, 583,601 Subordinate Voting Shares by Poole Capital, and 3,813,579 Subordinate Voting Shares by HPS), as described under the heading “Underwriting”.
The following table sets forth information with respect to the ownership of Shares by the Selling Shareholders as of February 28, 2024, as adjusted to reflect the completion of the Offering.
	Immediately Prior to the Closing	Number of Subordinate Voting Shares to be Sold in the Offering	Immediately Following the Closing
Name	Number of Subordinate Voting Shares Owned		Number of Subordinate Voting Shares Owned	Percentage of Outstanding Voting Shares	Percentage of Total Voting Rights
BC Partners(1)	100,577,199(5)	10,209,259	90,367,940	22.1%	17.5%(7)
Ontario Teachers(2)	39,351,843	3,994,476	35,357,367	8.6%	6.9%(8)
Cayman Borrower II(3)	23,634,744(6)	2,399,085	21,235,659	5.2%	4.1%(9)
Poole Capital	10,300,000	583,601	9,716,399	2.4%	1.9%(10)
HPS(4)	38,034,103	3,813,579	34,220,524	8.4%	6.6%(11)

(1)
Represents 100,577,199 Subordinate Voting Shares held directly by BCEC-GFL Borrower (Cayman) LP, an affiliate of BCEC- GFL Holdings (Guernsey) L.P. BCEC-GFL Borrower GP (Cayman), Ltd is the general partner of BCEC-GFL Borrower (Cayman) LP and has voting and dispositive power with respect to the Subordinate Voting Shares held by BCEC-GFL Borrower (Cayman) LP. The number of Subordinate Voting Shares indicated in the table above excludes any Subordinate Voting Shares held by GFL Borrower II (Cayman) LP over which GFL Borrower II GP (Cayman), Ltd may be deemed to also have shared voting and/or dispositive power. The principal business address of the entities identified herein is c/o BC Partners Advisors L.P., 650 Madison Avenue, New York, New York 10022.

(2)
Represents 39,351,843 Subordinate Voting Shares held by Ontario Teachers’ Pension Plan Board. The principal business address of the entity identified herein is 5650 Yonge Street, Toronto, Ontario, M2M 4H5.

(3)
Represents 23,634,744 Subordinate Voting Shares held directly by Cayman Borrower II. Cayman Borrower II shares the power to vote and the power to dispose of these Subordinate Voting Shares with GIC Special Investments Pte. Ltd. (“GIC SI”) and GIC Private Limited (“GIC PL”) both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL. GIC PL is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these Subordinate Voting Shares. The business address for Cayman Borrower II is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912. The number of Subordinate Voting Shares indicated in the table above includes Subordinate Voting Shares held by Cayman Borrower II over which BCEC-GFL Borrower GP (Cayman), Ltd may also be deemed to have shared voting and/or dispositive power. See footnote (1) above.

(4)
HPS Investment Partners, LLC (“HPS Investment Partners”) is the sole member of HPS Mezzanine Management III, LLC, which is the investment manager of each of Mezzanine Partners III, L.P., AP Mezzanine Partners III, L.P., MP III Offshore Equity Investments, L.P., and MP III Offshore Mezzanine Investments, L.P. HPS Investment Partners is the sole member of HPS Mezzanine Management 2019, LLC, which is the investment manager of each of HN Co-Investment Fund, L.P., Galaxy III Co-Invest, L.P., MP 2019 Onshore Mezzanine Master, L.P., MP 2019 AP Mezzanine Master, L.P., and MP 2019 Mezzanine Master,

L.P., and HPS VG Co-Investment Fund, L.P. HPS Investment Partners is also the investment manager of Moreno Street Direct Lending Fund, L.P. The principal business address of the entities identified herein is 40 West 57th Street, 33rd Floor, New York, NY 10019. The number of Subordinate Voting Shares indicated in the table above, other than under “Number of Subordinate Voting Shares to be Sold in the Offering”, assumes the conversion in full of the Convertible Preferred Shares. In connection with the Offering, HPS intends to exercise its option to convert 3,604,014 Series A Convertible Preferred Shares into 3,813,579 Subordinate Voting Shares to be sold as Offered Shares.
(5)
All of the 100,577,199 Subordinate Voting Shares held by BC Partners have been pledged as collateral to secure obligations under a Margin Loan (as defined below). The Offered Shares will be released from such pledges in connection with this Offering.

(6)
All of the 23,634,744 Subordinate Voting Shares held by Cayman Borrower II have been pledged as collateral to secure obligations under a Margin Loan. The Offered Shares will be released from such pledges in connection with this Offering.

(7)
On a fully-diluted basis, 17.2%.

(8)
On a fully-diluted basis, 6.7%.

(9)
On a fully-diluted basis, 4.0%.

(10)
On a fully-diluted basis, 1.8%.

(11)
On a fully-diluted basis, 6.5%.

USE OF PROCEEDS
We will not receive any of the proceeds from the Offering. The Selling Shareholders will receive all of the net proceeds from the sale of the Offered Shares. The Selling Shareholders will bear the underwriting commissions and discounts, if any, attributable to their sale of the Offered Shares and, in accordance with the terms and conditions of the fifth amended and restated registration rights agreement entered into among us and certain of our Shareholders on December 17, 2021 (the “Registration Rights Agreement”), we will bear all reasonable remaining expenses of the Offering, estimated at US$1,000,000.
The aggregate net proceeds to the Selling Shareholders pursuant to the Offering are estimated to be US$719,670,000. A portion of the net proceeds received by certain of the Selling Shareholders will be used to pay down a portion of the applicable margin loans provided, in connection with our initial public offering on March 5, 2020, to entities that are affiliates of, or formed for the benefit of, BC Partners and Cayman Borrower II and certain other shareholders (each, a “Margin Loan” and collectively, the “Margin Loans”).
DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY
Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares of which 359,836,939 were issued and outstanding as of February 28, 2024, (ii) an unlimited number of Multiple Voting Shares of which 11,812,964 were issued and outstanding as of February 28, 2024, (iii) an unlimited number of preferred shares, issuable in series, none of which were issued and outstanding as of February 28, 2024, (iv) 28,571,428 Series A Convertible Preferred Shares of which 28,571,428 were issued and outstanding as of February 28, 2024 and (v) 8,196,721 Series B Convertible Preferred Shares of which 8,196,721 were issued and outstanding as of February 28, 2024.
The Multiple Voting Shares carry a greater number of votes per share relative to the Subordinate Voting Shares, and therefore the Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. We are entitled to file this Prospectus Supplement and the accompanying Shelf Prospectus on the basis that we comply with Section 12.3(b) of National Instrument 41-101 — General Prospectus Requirements.
Except as described in the accompanying Shelf Prospectus, the Subordinate Voting Shares and the Multiple Voting Shares have the same rights, are equal in all respects and are treated by the Company as if they were one class of shares. See “Description of the Share Capital of the Company — Subordinate Voting Shares and Multiple Voting Shares” in the accompanying Shelf Prospectus for a detailed description of the attributes of our Subordinate Voting Shares and Multiple Voting Shares.
CONSOLIDATED CAPITALIZATION
Except as described in the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus, there have been no material changes in the share capitalization or in the indebtedness of the Company since December 31, 2023, the last period for which financial statements have been prepared. No material change is expected to result from the Offering on a consolidated basis.
DIVIDEND POLICY
Subject to results of operations, financial condition, earnings, capital requirements and other factors that our board of directors deems relevant, we intend to pay quarterly dividends with cash generated from our operations. The amount and timing of the payment of any dividends are not guaranteed and are subject to the discretion of the board of directors, compliance with applicable law and any contractual provisions, including under the Credit Agreements and other agreements governing our current and future indebtedness that restrict or limit our ability to pay dividends. While our ability to pay dividends is limited by the Credit Agreements and such other agreements governing our indebtedness, these agreements provide certain exceptions, subject to meeting certain conditions that will allow us to pay dividends on our Shares.
Because a significant portion of our operations is through our subsidiaries, our ability to pay dividends depends, in part, on our receipt of cash dividends from our operating subsidiaries, which may restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur.
PRIOR SALES
The following table summarizes the issuance by the Company of Subordinate Voting Shares and of securities that are convertible or exchangeable into Subordinate Voting Shares in the twelve-month period preceding the date of this Prospectus Supplement.
Date of issuance	Type of Security	Number of Securities Issued	Issuance/ Exercise Price per Security
February 28, 2023 to February 28, 2024	Deferred Share Units (“DSUs”)(1)	30,243	—
February 28, 2023 to February 28, 2024	Restricted Share Units (“RSUs”)(2)	2,580,525	—
February 28, 2023 to February 28, 2024	Issuance of Subordinate Voting Shares(3)	2,540,817	—
February 28, 2023 to February 28, 2024	Issuance of Subordinate Voting Shares(4)	2,954,086	—
March 15, 2023	Issuance of Subordinate Voting Shares(5)	15,813,737	—
August 16, 2023	Options(6)	150,000	$33.00

(1)
Issued under our director deferred share unit plan (the “DSU Plan”). DSUs may be settled in cash, Subordinate Voting Shares or both, in accordance with the terms of the DSU Plan and the grant agreement.

(2)
Issued under our long-term incentive plan (the “LTIP”). RSUs may be settled in cash, Subordinate Voting Shares or both, in accordance with the terms of the LTIP and the grant agreement.

(3)
Issued in connection with the settlement of vested RSUs.

(4)
Issued in connection with the early conversion of certain stock purchase contracts which formed part of the 6.00% tangible equity units (the “TEUs”) of the Company previously issued on March 5, 2020.

(5)
Issued in connection with the automatic conversion of the remaining stock purchase contracts which formed part of the TEUs.

(6)
Issued under our LTIP.

TRADING PRICES AND VOLUME
Our Subordinate Voting Shares are listed on both the NYSE and the TSX under the symbol “GFL.”
The following table sets forth, for the periods indicated, the reported high and low market prices and the aggregate volume of trading of our Subordinate Voting Shares on the NYSE in U.S. dollars.
	Price Per Subordinate Voting Share		Aggregate Monthly Trading Volume
	High (US$)	Low (US$)
Month
February 2023	32.45	29.53	25,029,090
March 2023	34.90	29.60	39,966,820
April 2023	36.52	32.93	21,575,640
May 2023	38.26	35.16	26,517,240
June 2023	38.93	35.75	15,284,640
July 2023	39.06	33.59	20,143,090
August 2023	34.85	31.96	31,179,670
September 2023	34.63	31.72	23,709,760
October 2023	33.33	28.09	28,335,970
November 2023	31.03	26.87	31,489,140
December 2023	34.87	28.21	29,386,990
January 2024	34.48	32.15	20,167,770
February 2024 (through February 28, 2024)	37.20	33.80	24,132,405
The following table sets forth, for the periods indicated, the reported high and low market prices and the aggregate volume of trading of our Subordinate Voting Shares on the TSX in Canadian dollars.
	Price Per Subordinate Voting Share		Aggregate Monthly Trading Volume
	High (C$)	Low (C$)
Month
February 2023	43.90	39.97	5,328,243
March 2023	47.21	40.41	7,810,060
April 2023	49.57	44.91	4,608,595
May 2023	51.57	47.38	11,415,325
June 2023	51.55	48.07	6,912,506
July 2023	51.83	44.23	5,940,852
August 2023	46.90	43.37	7,352,962
September 2023	46.53	42.95	4,353,063
October 2023	45.30	38.99	4,756,389
November 2023	42.47	36.56	5,321,983
December 2023	46.10	38.38	5,312,194
January 2024	46.13	42.97	3,632,566
February 2024 (through February 28, 2024)	50.15	45.72	3,704,372

UNDERWRITING
General
Pursuant to the Underwriting Agreement, the Selling Shareholders have agreed to sell and the Underwriters have agreed to purchase on the Closing Date, subject to the terms and conditions contained therein, 21,000,000 Subordinate Voting Shares at a price of US$34.27 per share payable in cash to the Selling Shareholders against delivery of the Subordinate Voting Shares on the Closing Date of this Offering. The Canadian Underwriter has agreed to use commercially reasonable efforts to sell Subordinate Voting Shares in Canada.
It is estimated that the total expenses of the Offering will be approximately US$1,000,000 and we have agreed, pursuant to the terms of the Registration Rights Agreement, to pay such expenses. We will not receive any of the proceeds from the sale of the Offered Shares.
The Offering Price of US$34.45 per Subordinate Voting Share was determined with reference to the market price of the Subordinate Voting Shares. The Underwriter proposes to offer the Offered Shares initially at the Offering Price. Pursuant to applicable securities laws, after the Underwriter has made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page of this Prospectus Supplement, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page of this Prospectus Supplement, and the compensation realized by the Underwriter will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the price paid by the Underwriter to the Selling Shareholders. Any such reduction will not affect the net proceeds received by the Selling Shareholders. The Underwriter may form a selling group including other qualified investment dealers and determine the fee payable to the members of such group, which fee will be paid by the Underwriter out of its fees.
The Offered Shares will be offered in Canada and the U.S. through the Underwriter either directly or, if applicable, through its Canadian or U.S. registered broker-dealer affiliates or agents, as applicable. The Offering is being made concurrently in the U.S. and in all of the provinces and territories of Canada pursuant to MJDS. Offers may also be made on a private placement basis where permitted by applicable law. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.
Under the terms of the Underwriting Agreement, the Underwriter may, at its discretion, terminate the Underwriting Agreement upon the occurrence of certain events, including “material change out”, “disaster out” and “proceedings to restrict distribution out” clauses. The U.S. Underwriter is, however, obligated to take up and pay for all of the Subordinate Voting Shares it has agreed to purchase if any of the Subordinate Voting Shares are purchased under the Underwriting Agreement. The offering of the Offered Shares by the Underwriters is subject to receipt and acceptance and subject to the Underwriter’s right to reject any order in whole or in part.
Under applicable securities laws in Canada, certain persons and individuals, including us, the Selling Shareholders and the Underwriter, have statutory liability for any misrepresentation in this Prospectus Supplement, subject to available defences. We and the Selling Shareholders have severally agreed to indemnify the Underwriter and its directors, officers, employees and agents against certain liabilities, including, without restriction, civil liabilities under securities legislation in Canada, and to contribute to any payments that the Underwriter may be required to make in respect thereof. We and the Selling Shareholders have also agreed to indemnify the Underwriter against certain liabilities, including liabilities under the U.S. Securities Act of 1933. Pursuant to the Registration Rights Agreement, we have agreed to indemnify the Selling Shareholders against certain liabilities, including without limitation, any misrepresentation contained in this Prospectus Supplement and any violation by the Company of any applicable laws, and to contribute to any payments that the Selling Shareholders may be required to make in respect thereof.
Subscriptions for Offered Shares will be received subject to rejection or allocation in whole or in part and the right is reserved to close the subscription books at any time without notice. The Closing is expected to occur on or about March 5, 2024 or “T+3” based on Canadian business days or such other date as we, the Selling Shareholders and the Underwriter may agree, but in any event not later than March 7, 2024. Trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Offered Shares on any date prior to the second business day before delivery will be required, by virtue of the fact that the Offered Shares will settle on T+3 based on Canadian business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade Offered Shares on any date prior to the second business day before delivery should consult their own advisors.
In connection with the Offering, the Underwriter or securities dealers may distribute this Prospectus Supplement electronically.
Price Stabilization, Short Positions and Passive Market Making
In connection with the Offering, the Underwriter may, subject to applicable law, over-allocate or effect transactions which stabilize or maintain the market price of the Subordinate Voting Shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Subordinate Voting Shares while the Offering is in progress. These transactions may also include over-allocating or making short sales of the Subordinate Voting Shares, which involves the sale by the Underwriter of a greater number of Subordinate Voting Shares than it is required to purchase in the Offering.
The Underwriter may close out any covered short position by purchasing Subordinate Voting Shares in the open market.
The Underwriter must close out any naked short position by purchasing Subordinate Voting Shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the Subordinate Voting Shares in the open market. A purchaser who acquires Subordinate Voting Shares forming part of the Underwriter’s over-allocation position will acquire such Subordinate Voting Shares under this Prospectus Supplement.
In addition, in accordance with rules and policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces (“UMIR”), the Underwriter may not, at any time during the period of distribution, bid for or purchase Subordinate Voting Shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of the Subordinate Voting Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSX, including UMIR, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.
As a result of these activities, the price of the Subordinate Voting Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time. The Underwriter may carry out these transactions on any stock exchange on which the Subordinate Voting Shares are listed, in the over-the-counter market, or otherwise.
Lock-Up Arrangements
In connection with the Offering and pursuant to the Underwriting Agreement, the Selling Shareholders have agreed with the Underwriter not to sell, dispose of or hedge any of our Subordinate Voting Shares or securities convertible into or exchangeable for Subordinate Voting Shares for a period commencing on the date hereof and ending 60 days after the date of the Underwriting Agreement without the prior written consent of the Underwriter, subject to certain limited exceptions, including in connection with the sale of our securities pursuant to the Offering, or pursuant to rights or obligations under securities or instruments outstanding at the date hereof, pursuant to existing security-based compensation plans and securities issued upon their exercise or settlement, or in connection with acquisitions from arm’s length vendors. We will not be subject to any lock-up arrangements in connection with this offering.

Conflicts of Interest
The Underwriter and its affiliates is a full service financial institution engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The Underwriter and its affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking, and other services to us, and our affiliates in the ordinary course of their business, for which they may receive customary fees and commissions.
RBC Dominion Securities Inc. is an affiliate of a lender under the Credit Agreements (as defined herein). Consequently, we may be considered a “connected issuer” of RBC Dominion Securities Inc., under applicable securities laws in Canada in connection with the Offering.
RBC Dominion Securities Inc. is an affiliate of a lender that provided, in connection with our initial public offering on March 5, 2020, to certain shareholders, including entities that are affiliates of, or formed for the benefit of, BC Partners and Cayman Borrower II, the Margin Loans. A portion of the net proceeds of the Offering is expected to be used to repay a portion of the Margin Loans. Consequently, each of BC Partners and Cayman Borrower II may be considered a “connected issuer” of RBC Dominion Securities Inc. under applicable securities laws in Canada in connection with the Offering. See “Use of Proceeds”.
In the ordinary course of their various business activities, the Underwriter and its affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The Underwriter and its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Credit Agreements
We are party to the Term Facility Credit Agreement, dated as of September 30, 2016 (as amended as of May 31, 2018, November 14, 2018, December 22, 2020, January 31, 2023, and September 22, 2023 the “Term Facility Credit Agreement”), among us, each of our subsidiaries party thereto, Barclays Bank PLC, as administrative agent, the lenders party thereto and each other party thereto. In September 2021, we entered into the Seventh Amended and Restated Credit Agreement, dated as of September 27, 2021 with a syndicate of lenders (as amended as of May 27, 2022 and January 11, 2023, August 17, 2023 and December 29, 2023) the “Revolving Credit Facility Agreement” and together with the Term Facility Credit Agreement, the “Credit Agreements”). Each of the credit facilities available under the Credit Agreements has various interest rate charge options that are based on prime rates, base rates and SOFR rates plus the applicable margin from time to time in effect. As at December 31, 2023, the aggregate amount outstanding under the Credit Agreements was approximately C$1,146.7 million. The Credit Agreements provide for guarantees by substantially all of our material wholly owned Canadian and U.S. restricted subsidiaries. GFL and each material wholly owned subsidiary provided a first priority lien over all property and pledged the equity interests in substantially all of their respective wholly owned material subsidiaries, as applicable. As of the date of this Prospectus Supplement, GFL and its applicable subsidiaries have been in compliance in all material respects with the terms of their indebtedness to the lenders under the Credit Agreements.
Since the indebtedness to the lenders was incurred, in relation to the Credit Agreements, as described above, the financial position of the Company has not adversely changed. None of the lenders have waived any breach of the existing credit facilities related to the existing indebtedness since the execution of the Credit Agreements.
Selling Restrictions
Other than in the United States and each of the Canadian provinces and territories, no action has been taken by us or the Underwriter that would permit a public offering of the Offered Shares in any jurisdiction where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement or the Shelf Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any of our Subordinate Voting Shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our Subordinate Voting Shares may be made at any time under the following exemptions under the Prospectus Directive: (a) to any legal entity which is a qualified investor as defined in the Prospectus Directive, (b) to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Underwriter for any such offer, or (c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our Subordinate Voting Shares shall result in a requirement for the publication by us or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer to the public” in relation to our Subordinate Voting Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Subordinate Voting Shares to be offered so as to enable an investor to decide to purchase any of our Subordinate Voting Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State. This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
No Offered Shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Offered Shares which has been approved by the Financial Conduct Authority, except that the Offered Shares may be offered to the public in the United Kingdom at any time:
(a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c) in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”).
provided that no such offer of the Offered Shares shall require the Company or any Underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the Offered Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Switzerland
The Offered Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Offered Shares or the Offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the Offering, us or the Offered Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Offered Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of the Offered Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the Offering. This Prospectus Supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the Offered Shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Offered Shares without disclosure to investors under Chapter 6D of the Corporations Act.
The Offered Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Offered Shares must observe such Australian on-sale restrictions.
This Prospectus Supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Prospectus Supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Hong Kong
The Offered Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Offered Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Offered Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) and any rules made under that Ordinance.
Japan
The Offered Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) and, accordingly, the Offered Shares have not been and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time.
People’s Republic of China
This Prospectus Supplement may not be circulated or distributed in the PRC and the Subordinate Voting Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.
Singapore
This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Offered Shares may not be circulated or distributed, nor may the Offered Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Offered Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, (c) securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Offered Shares pursuant to an offer made under Section 275 of the SFA except, (d) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA, (e) where no consideration is or will be given for the transfer, (f) where the transfer is by operation of law, (g) as specified in Section 276(7) of the SFA, or (h) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
ELIGIBILITY FOR INVESTMENT
In the opinion of Stikeman Elliott LLP, our Canadian counsel, and Davies Ward Phillips & Vineberg LLP, Canadian counsel to the Underwriter, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”), on the date of the Offering, the Offered Shares will be “qualified investments” under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered disability savings plan (“RDSP”), deferred profit sharing plan, registered education savings plan (“RESP”), tax-free savings account (“TFSA”) or first home savings account (“FHSA”), provided that at such time, such Offered Shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX and the NYSE).

Notwithstanding that the Offered Shares may be qualified investments for a trust governed by an RRSP, RRIF, TFSA, RDSP, FHSA or RESP (each a “Registered Plan”), the annuitant of an RRSP or RRIF, the holder of a TFSA, RDSP or FHSA, or the subscriber of a RESP (each such person referred to herein as a “Plan Subscriber”) will be subject to a penalty tax as set out in the Tax Act if the Offered Shares are a “prohibited investment” for the particular Registered Plan. The Offered Shares will not be a “prohibited investment” in respect of a Registered Plan provided that the Plan Subscriber deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Company. In addition, the Offered Shares will generally not be a prohibited investment if such shares are “excluded property” as defined in the Tax Act for purposes of the prohibited investment rules. Prospective holders who intend to hold Offered Shares in a Registered Plan should consult their own tax advisors to ensure that the Offered Shares that they may acquire will not be a prohibited investment in their particular circumstances.
MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Stikeman Elliott LLP, Canadian counsel to the Company, and Davies Ward Phillips & Vineberg LLP, Canadian counsel to the Underwriter, the following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, Offered Shares pursuant to this Offering, and who deals at arm’s length with the Company, the Selling Shareholders, and the Underwriter for purposes of the Tax Act (a “Holder”).
This summary is based upon: (i) the current provisions of the Tax Act in force as of the date hereof; (ii) all specific proposals (the “Tax Proposals”) to amend the Tax Act that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes that all such Tax Proposals will be enacted in the form currently proposed but no assurance can be given that they will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial interpretation, decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada, which may differ from the Canadian federal income tax considerations described herein.
This summary is not exhaustive of all possible Canadian federal income tax considerations of purchasing, holding or disposing of the Offered Shares. Moreover, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representation with respect to the income tax consequences to any particular Holder is made. Accordingly, Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Offered Shares in their particular circumstances.
Foreign Exchange
Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada on the date such amount arose or such other rate of exchange as may be acceptable to the CRA.
Residents of Canada
The following portion of this summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act (i) is, or is deemed to be, resident in Canada, (ii) holds the Offered Shares as capital property, and (iii) is not affiliated with the Company, the Selling Shareholders, or the Underwriter (a “Resident Holder”). The Offered Shares will generally be considered to be capital property to a Resident Holder unless they are held in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. A Resident Holder whose Offered Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have its Offered Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Such Resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.
This summary is not applicable to a Resident Holder: (i) that is a “financial institution” within the meaning of the Tax Act (for the purposes of the mark-to-market rules in the Tax Act); (ii) that is a “specified financial institution” within the meaning of the Tax Act; (iii) an interest in which is a “tax shelter investment” within the meaning of the Tax Act; (iv) that has elected to report its “Canadian tax results” in a currency other than the Canadian currency; or (v) that enters into or has entered into, with respect to the Offered Shares, a “derivative forward agreement” as that term is defined in the Tax Act. Such Resident Holders should consult their own tax advisors.
Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation, and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident person or group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Resident Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.
Dividends on Offered Shares
A Resident Holder will be required to include in computing its income for a taxation year any taxable dividend received or deemed to be received on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividend will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Taxable dividends that are designated by the Company as “eligible dividends” will be subject to an enhanced gross-up and tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.
In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, pursuant to the rules in subsection 55(2) of the Tax Act, a taxable dividend received or deemed to be received by a Resident Holder that is a corporation may be treated as proceeds of disposition or a capital gain. Resident Holders that are corporations should contact their own tax advisors with respect to the application of these rules in their particular circumstances.
Dispositions of Offered Shares
A Resident Holder who disposes of or is deemed for the purposes of the Tax Act to have disposed of an Offered Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or are less) than the total of: (i) the adjusted cost base as defined in the Tax Act to the Resident Holder of the Offered Shares immediately before the disposition or deemed disposition, and (ii) any reasonable costs of disposition. In determining the adjusted cost base to a Resident Holder of Offered Shares acquired pursuant to this Offering, the cost of such Offered Shares will be averaged with the adjusted cost base of all other Subordinate Voting Shares (if any) held by the Resident Holder as capital property immediately before that time.
A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

If a Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of Offered Shares may, in certain circumstances prescribed by the Tax Act, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Offered Shares (or on a share for which an Offered Share has been substituted). Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Other Taxes
A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay under Part IV of the Tax Act an additional tax on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. This additional tax may be refundable in certain circumstances. Such Resident Holders should consult their own tax advisors in this regard.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or that is a “substantive CCPC” (as defined in certain Tax Proposals included in Bill C-59 which received its first reading in the Canadian House of Commons in November 2023) at any time in the year may be liable to pay an additional tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains realized on the disposition of Offered Shares. Such additional tax may be refundable in certain circumstances. Such Resident Holders should consult their own tax advisors in this regard.
Capital gains realized and taxable dividends received or deemed to be received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.
Non-Residents of Canada
The following portion of this summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention (i) is not, and is not deemed to be, resident in Canada, and (ii) holds the Offered Shares as capital property and does not use or hold, and is not deemed to use or hold, the Offered Shares in the course of carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a Non-Resident Holder that is an insurer which carries on an insurance business in Canada and elsewhere.
Dividends on Offered Shares
Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company on the Offered Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada- United States Income Tax Convention (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who beneficially owns the dividend, is a resident of the United States for purposes of the Treaty, and who is fully entitled to the benefits of the Treaty (a “U.S. Holder”), is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation that beneficially owns at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.
Dispositions of Offered Shares
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes “taxable Canadian property” at the time of disposition to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence.
Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the NYSE) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are satisfied: (i) (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company, and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), or options in respect of, or interests in or for civil law rights in, such properties (whether or not such property exists). Notwithstanding the foregoing, Offered Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.
Non-Resident Holders who may hold Offered Shares as taxable Canadian property should consult their own tax advisors.
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of material United States federal income tax consequences to a United States Holder (as defined below) of the purchase, ownership and disposition of the Offered Shares. This summary deals only with Offered Shares held as capital assets by a United States Holder.
As used herein, the term “United States Holder” means a beneficial owner of Offered Shares that is, for United States federal income tax purposes, any of the following:
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an individual citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to United States federal income taxation regardless of its source; or

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a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
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a dealer in securities or currencies;

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a financial institution;

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a regulated investment company;

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a real estate investment trust;

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an insurance company;

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a tax-exempt organization;

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a person holding Offered Shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

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a trader in securities that has elected the mark-to-market method of tax accounting for your securities;

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a person liable for alternative minimum tax;

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a person who owns or is deemed to own 10% or more of our stock (by vote or value);

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a partnership or other pass-through entity for United States federal income tax purposes;

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a person required to accelerate the recognition of any item of gross income with respect to the Offered Shares as a result of such income being recognized on an applicable financial statement; or

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a person whose “functional currency” is not the United States dollar.

If an entity treated as a partnership for United States federal income tax purposes holds Offered Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding Offered Shares should consult their own tax advisors.
This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address any aspect of United States federal non-income tax laws, such as gift, estate or the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. If you are considering the purchase of Offered Shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of Offered Shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.
This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.
Distributions
The gross amount of distributions on the Offered Shares (including any amounts withheld to reflect Canadian withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the Offered Shares, and to the extent the amount of the distribution exceeds your tax basis in the Offered Shares, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.
Any dividends that a United States Holder receives (including any withheld taxes) will be includable in such United States Holder’s gross income as ordinary income on the day actually or constructively received. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.
With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements, and we expect we would be eligible for the benefits of the Treaty, although there can be no assurance. However, a non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. There can be no assurance, however, that the Offered Shares will be considered readily tradable on an established securities market in any particular year (such as the NYSE, where our Subordinate Voting Shares are currently listed). Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in Canadian dollars will equal the United States dollar value of the Canadian dollars received, calculated by reference to the exchange rate in effect on the date the dividend is received by the United States Holder, regardless of whether the Canadian dollars are converted into United States dollars. If the Canadian dollars received as a dividend are converted into United States dollars on the date they are received, a United States Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into United States dollars on the date of receipt, a United States Holder will have a basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as United States source ordinary income or loss.
Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against a United States Holder’s federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the Offered Shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, in certain circumstances, if a United States Holder has held the Offered Shares for less than a specified minimum period during which the holder is not protected from risk of loss, or is obligated to make payments related to the dividends, such United States Holder will not be allowed a foreign tax credit for Canadian withholding taxes imposed on dividends paid on the Offered Shares. If the United States Holder does not elect to claim a United States foreign tax credit, the holder may instead claim a deduction for Canadian income tax withheld, but only for a taxable year in which such holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
Sale, Exchange, or Other Taxable Disposition of the Offered Shares
Upon a sale, exchange, or other taxable disposition of Offered Shares, a United States Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such holder’s adjusted tax basis in the Offered Shares. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if such United States Holder’s holding period in the Offered Shares exceeds one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss. Consequently, United States Holders may not be able to use the foreign tax credit arising from any Canadian tax imposed on the disposition of Offered Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. If the gain or loss is subject to tax in Canada, it is possible it may be resourced as foreign source based on the provisions of the Treaty. Each United States Holder should consult its own tax advisor regarding the foreign tax credit rules and their ability to resource any gain or loss they may incur upon a disposition.
If the consideration received upon the sale or other taxable disposition of Offered Shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If Offered Shares are treated as traded on an established securities market, a cash basis United States Holder and an accrual basis United States Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service (“IRS”)) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis United States Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute United States source ordinary income or loss.
Passive Foreign Investment Company Considerations
A non-U.S. company is classified as a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held to produce passive income. We do not believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we expect to operate in such a manner so as not to become a PFIC in the foreseeable future. However, this is a factual determination that must be made after the close of each taxable year and is based in part of the fair market values of assets, and there can be no guarantee that we have not been, are not or will not become a PFIC in future taxable years. If we have been, are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Offered Shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. If the Company is considered a PFIC, a United States Holder would also be subject to annual information reporting requirements.
Information Reporting and Backup Withholding
In general, information reporting requirements may apply to payments (including distributions or deemed distributions) on the Offered Shares and to the proceeds of the sale or other disposition of Offered Shares, unless a United States Holder is an exempt recipient such as a corporation. Backup withholding may apply to such payments unless the United States Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.
Reporting Obligations for Specified Foreign Financial Assets
United States Holders who are individuals (and certain entities) are required to report on IRS Form 8938 specified foreign financial assets that they own if the aggregate value of those assets exceeds certain threshold amounts. Specified foreign financial assets may include securities of a foreign issuer such as the Offered Shares if not held through a financial account maintained at a United States “financial institution”, as defined in the applicable rules. United States Holders should consult their own tax advisors as to the possible application of this reporting obligation under their particular circumstances.
THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE OFFERED SHARES.
RISK FACTORS
An investment in the Offered Shares involves risks. Before purchasing the Offered Shares, prospective investors should carefully consider the information contained in, or incorporated by reference into, this Prospectus Supplement and the Shelf Prospectus, including, without limitation, the risk factors disclosed in the AIF. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Offered Shares could be materially adversely affected. Additional risks and uncertainties of which we currently are unaware or that are unknown or that we currently deem to be immaterial could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we will successfully address any or all of these risks.
Risks Related to the Offering
Future sales, or the perception of future sales, by us or our shareholders in the public market could cause the market price for our Subordinate Voting Shares to decline.
Sales of a substantial number of our Subordinate Voting Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of Subordinate Voting Shares or securities convertible into Subordinate Voting Shares intend to sell Subordinate Voting Shares, could reduce the market price of our Subordinate Voting Shares.

Following the consummation of this Offering, the Selling Shareholders will be subject to a 60-day lock-up period provided under lock-up agreements executed in connection with this Offering described in “Underwriting.” All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreements, subject to any restrictions imposed on sales by our affiliates under applicable securities laws.
The introduction of new tax or accounting rules, laws or regulations could adversely impact our reported results of operations.
Complying with new tax or accounting rules, laws or regulations could adversely impact our results of operations or cause unanticipated fluctuations in our results of operations or financial conditions in future periods. For example, in the United States, members of Congress, the presidential administration or other officials from time to time propose changes to the U.S. federal tax laws and system, including changes to corporate income tax rates, changes to the tax base or available deductions, and changes to the funding and scope of tax enforcement. Any such changes to the law, regulations and rulings or otherwise to the federal tax system, if enacted or otherwise implement, could adversely affect our U.S. federal income tax treatment. Similarly, any change in Canadian tax laws could adversely impact our results of operations. The interpretation and application of many provisions of tax law, including any new laws or regulations, are also often subject to significant ambiguity, which makes their precise impact on us difficult or impossible to predict. You are highly encouraged to consult your advisors regarding any such potential changes.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
Certain of the Company’s directors, namely Patrick Dovigi, Arun Nayar, Paolo Notarnicola, Ven Poole and Raymond Svider, and certain of the Selling Shareholders, namely BCEC-GFL Borrower (Cayman) LP, GFL Borrower II (Cayman) LP and Poole Private Capital, LLC, are incorporated, continued or otherwise organized under the laws of a foreign (i.e., non-Canadian) jurisdiction or reside outside of Canada. Each of the foregoing persons has appointed GFL Environmental Inc., 100 New Park Place, Suite 500, Vaughan, ON L4K 0H9, Canada, as agent for service of process.
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.
LEGAL MATTERS
Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on our behalf by Stikeman Elliott LLP and on behalf of the Underwriter by Davies Ward Phillips & Vineberg LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on our behalf by Latham & Watkins LLP and on behalf of the Underwriter by Davis Polk & Wardwell LLP. The partners, counsel and associates of each of Stikeman Elliott LLP and Davies Ward Phillips & Vineberg LLP, respectively as a group, beneficially own directly and indirectly, less than one percent of our outstanding securities of any class.
AUDITORS, REGISTRAR AND TRANSFER AGENT
KPMG LLP whose office is located at 333 Bay Street, Suite 4600, Toronto, Ontario, M5H 2S5, is our auditor and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.
The transfer agent and registrar of our Subordinate Voting Shares in the United States is Computershare Trust Company, N.A. at its principal office in Louisville, Kentucky, and in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

PART I
INFORMATION TO BE DELIVERED TO THE OFFEREES OR PURCHASERS
This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. Unless an exemption from the prospectus delivery requirement has been granted, or is otherwise available, the legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
This short form prospectus is filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada and with the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of GFL Environmental Inc. at 100 New Park Place, Suite 500, Vaughan, ON, L4K 0H9, telephone: (905) 326-0101, and are also available electronically at www.sedar.com and www.sec.gov.
SHORT FORM BASE SHELF PROSPECTUS
New Issue and/or Secondary Offering	May 17, 2023
GFL ENVIRONMENTAL INC.
Subordinate Voting Shares
Preferred Shares
Debt Securities
Warrants
Share Purchase Contracts
Subscription Receipts
Units
GFL Environmental Inc. (the “Company”, “GFL”, “us” or “we”) may offer and issue from time to time subordinate voting shares (“Subordinate Voting Shares”), preferred shares (“Preferred Shares” and together with the Subordinate Voting Shares, “Equity Securities”), debt securities (“Debt Securities”), warrants (“Warrants”) to acquire any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”), Share Purchase Contracts (as defined under “Description of Share Purchase Contracts” herein), subscription receipts (“Subscription Receipts”), units (“Units”) comprised of one or more of any of the other securities that are described in this Prospectus, or any combination of such securities (all of the foregoing collectively, the “Securities” and individually, a “Security”), in one or more transactions during the 25-month period that this Prospectus, including any amendments hereto, remains effective.
We will provide the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.
All dollar amounts in this Prospectus are in U.S. dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.
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As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined under “Well-Known Seasoned Issuer” herein). All information permitted under applicable securities laws, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except where an exemption from such delivery requirements is available. See “Well-Known Seasoned Issuer”. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities issued pursuant to this Prospectus.
Our Securities may be sold pursuant to this Prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. This Prospectus may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 — Shelf Distributions). In connection with any underwritten offering of Securities, other than an at-the-market distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”. A Prospectus Supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the net proceeds we expect to receive from the sale of such Securities, if any, the amounts and prices at which such Securities are sold and the compensation of such underwriters, dealers or agents.
We will file an undertaking with the securities regulatory authorities in each of the provinces and territories of Canada that we will not distribute Securities that, at the time of distribution, are novel specified derivatives or novel asset-backed securities, without first pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.
Our Subordinate Voting Shares are listed on the New York Stock Exchange (the “NYSE”) and on the Toronto Stock Exchange (the “TSX”) under the symbol “GFL”. On May 16, 2023, the closing prices of the Subordinate Voting Shares on the NYSE and the TSX were US$37.44 and C$50.48, respectively. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Subordinate Voting Shares will not be listed on any securities exchange. There is currently no market through which such Securities may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus and the applicable Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC OR THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
GFL is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. GFL prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which differ from accounting principles generally accepted in the United States of America and thus may not be comparable to financial statements of United States companies.
Purchasers of Securities should be aware that the acquisition of Securities may have tax consequences both in the United States and in Canada. This Prospectus does not discuss U.S. or Canadian tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in this Prospectus or any applicable Prospectus Supplement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons are located outside of the United States. See “Enforceability of Civil Liabilities”.
The Company has four classes of issued and outstanding shares: Subordinate Voting Shares, multiple voting shares (the “Multiple Voting Shares” and together with the Subordinate Voting Shares, the “Shares”), Series A perpetual convertible preferred shares
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(“Series A Convertible Preferred Shares”) and Series B perpetual convertible preferred shares (“Series B Convertible Preferred Shares”, together with the Series A Convertible Preferred Shares, the “Convertible Preferred Shares”, and collectively with the Shares, the “Voting Shares”). The Subordinate Voting Shares and the Multiple Voting Shares are substantially identical with the exception of the multiple voting and conversion rights attached to the Multiple Voting Shares. The Multiple Voting Shares carry a greater number of votes per share relative to the Subordinate Voting Shares, and therefore the Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. Each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to ten votes on all matters requiring shareholder approval, and holders of Subordinate Voting Shares and Multiple Voting Shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders of a class of shares is required by law or provided by the Company’s articles (the “Articles”). The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances set forth in the Articles. The holders of Subordinate Voting Shares benefit from contractual provisions that give them certain rights in the event of a take-over bid for the Multiple Voting Shares. The Convertible Preferred Shares are convertible into Subordinate Voting Shares at any time at the option of the holders thereof or by the Company in certain circumstances, subject to certain conditions. Each Convertible Preferred Share is entitled to one vote per share on all matters upon which the holders of Shares are entitled to vote, and each holder of Convertible Preferred Shares will be deemed to hold such number of Convertible Preferred Shares that is equal to the number of Subordinate Voting Shares into which the holder’s Convertible Preferred Shares are convertible pursuant to the terms of the Convertible Preferred Shares. See “Description of the Share Capital of the Company”.
Directors of the Company residing outside of Canada have appointed GFL Environmental Inc., 100 New Park Place, Suite 500, Vaughan, Ontario, L4K 0H9 (Attn: Corporate Secretary) as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.
No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.
Our head and registered office is located at 100 New Park Place, Suite 500, Vaughan, Ontario, L4K 0H9.

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS
We have not authorized anyone to provide readers with information different from that contained in this Prospectus (or incorporated by reference herein) or in any free writing prospectus prepared by us. We take no responsibility for, and can provide no assurance as to, the reliability of any other information that others may give readers of this Prospectus. We are not making an offer of Securities in any jurisdiction where the offer is not permitted.
Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.
This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. We do not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at the address set forth on the cover page of this Prospectus, and are also available electronically at www.sedar.com (“SEDAR”) and www.sec.gov (“EDGAR”).
The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
our audited consolidated statements of financial position as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2022 and 2021, together with the notes thereto and the auditor’s report thereon;

(b)
the management’s discussion and analysis of our financial condition and results of operations for the fiscal year ended December 31, 2022;

(c)
our annual information form dated February 23, 2023 for the fiscal year ended December 31, 2022 (the “AIF”);

(d)
our management information circular dated April 5, 2023 in connection with the annual and special meeting of shareholders of the Company held on May 17, 2023;

(e)
our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2023, together with the notes thereto; and

(f)
our management’s discussion and analysis of our financial condition and results of operations for the three months ended March 31, 2023.

Any statement contained in this Prospectus or in any document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.
Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the report of independent registered public accounting firm thereon, management’s discussion and analysis and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus shall be deemed to be incorporated by reference into the registration statement on Form F-10 (the “Registration Statement”) of which this Prospectus forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.
Upon the filing of a new annual information form and new annual consolidated financial statements by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.
References to our website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and we disclaim any such incorporation by reference.
Any “template version” of “marketing materials” (as those terms are defined in National Instrument 41-101 — General Prospectus Requirements) pertaining to a distribution of Securities filed after the date of a Prospectus Supplement and before termination of the distribution of Securities offered pursuant to such Prospectus Supplement will be deemed to be incorporated by reference into the Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
A Prospectus Supplement containing the specific terms of an offering of Securities and other information in relation to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus and the documents incorporated herein by reference contain forward-looking statements. Forward-looking statements may relate to anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are neither historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances. All such forward-looking statements are made under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and

Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and constitute “forward-looking information” within the meaning of applicable Canadian securities legislation.
Specifically, without limiting the generality of the foregoing, all statements included in this Prospectus, including the documents incorporated by reference herein, that address activities, events or developments that GFL expects or anticipates will or may occur in the future, and other statements that are not historical facts, are forward-looking statements. These statements are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions in respect of our ability to build our market share; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to continue to grow our revenue and improve operating margins; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to respond to changing customer and legal requirements with respect to sustainable solutions or other matters; our ability to execute on additional acquisition opportunities and successfully integrate acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; our potential liability, if any, in connection with environmental matters; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.
Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the risks described in detail in the section entitled “Risk Factors” and elsewhere in documents incorporated by reference herein. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking statements prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements. Accordingly, prospective purchasers should not place undue reliance on the forward-looking statements contained in this Prospectus or in the documents incorporated by reference herein.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements, which speak only as of the date made. The forward-looking statements contained in this Prospectus represent our expectations as of the date of this Prospectus and forward-looking statements contained in documents incorporated herein by reference represent our expectations as of the date of such documents (or as otherwise stated), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking statements contained in this Prospectus and in the documents incorporated herein by reference are expressly qualified by the foregoing cautionary statements. Prospective purchasers should read this entire Prospectus and any applicable Prospectus Supplement and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the Securities.
ENFORCEABILITY OF CIVIL LIABILITIES
We are a corporation incorporated under and governed by the Business Corporations Act (Ontario) (the “OBCA”). Some of our directors and officers reside principally in Canada, and a substantial portion of our assets and all or a substantial portion of the assets of these persons is located outside the United States. The Company has appointed an agent for service of process in the United States; however, it may nevertheless be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or any such persons, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any such persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.
We filed with the SEC, concurrently with our Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Corporate Creations Network Inc. as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Securities under this Prospectus.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
We express all amounts in this Prospectus in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. On May 16, 2023 the Bank of Canada rate of exchange was US$1.00 = C$1.3456 or C$1.00 = US$0.7432.
WHERE YOU CAN FIND MORE INFORMATION
GFL files certain reports with, and furnishes other information to, each of the SEC and certain securities regulatory authorities of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, GFL is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and GFL’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, GFL may not be required to publish financial statements as promptly as U.S. companies. GFL’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services. GFL’s Canadian filings are available on SEDAR at www.sedar.com.
GFL has filed with the SEC under the Securities Act the Registration Statement relating to the Securities being offered hereunder, of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.
TRADEMARKS AND TRADE NAMES
This Prospectus and the information incorporated herein by reference includes certain trademarks, such as “GFL Green For Life”, “Green Today, Green For Life”, “GFL Environmental” and “GFL” which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this Prospectus may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.
GFL ENVIRONMENTAL INC.
GFL is the fourth largest diversified environmental services company in North America, as measured by revenue and North American operating footprint. We have secured our significant footprint and leadership position in the environmental services market through continual innovation, strategic and targeted growth, an inherent commitment to sustainability and investing in our employees and communities.
We operate in the large and stable North American environmental services industry. Key characteristics of our industry include relative recession resistance, high visibility of waste volumes, a stringent regulatory framework, high capital intensity to achieve scale and significant fragmentation which, in turn, has led to strong consolidation activity.

Recognized by our signature fleet of bright green trucks, we offer a robust, integrated and sophisticated approach to meeting all of our customers’ environmental service needs, including the increasing demand for sustainable solutions. Our diversified offerings consist of solid waste management, liquid waste management and soil remediation services, including collection, transportation, transfer, recycling and disposal services for municipal, residential, and commercial and industrial customers.
Through a combination of organic growth and acquisitions, we have built a leading platform with broad geographic reach and scalable capabilities, operating throughout Canada and in more than half of the U.S. states.
GFL’s principal and registered office is located at 100 New Park Place, Suite 500, Vaughan, Ontario, L4K 0H9. Additional information about our business is included in the documents incorporated by reference into this Prospectus.
THE SELLING SECURITYHOLDERS
Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of our securityholders. The Prospectus Supplement that we will file in connection with any offering of Securities by selling securityholders will include the following information:
•
the names of the selling securityholders;

•
the number or amount of Securities owned, controlled or directed by each selling securityholder;

•
the number or amount of Securities being distributed for the account of each selling securityholder;

•
the number or amount of Securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities;

•
whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

•
all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS
The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities. The Company will not receive any proceeds from any sales of Securities offered by a selling securityholder.
DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY
Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares of which 357,342,405 were issued and outstanding as of May 16, 2023, (ii) an unlimited number of Multiple Voting Shares of which 11,812,964 were issued and outstanding as of May 16, 2023, (iii) an unlimited number of preferred shares, issuable in series, none of which were issued and outstanding as of May 16, 2023, (iv) 28,571,428 Series A Convertible Preferred Shares of which 28,571,428 were issued and outstanding as of May 16, 2023, and (v) 8,196,721 Series B Convertible Preferred Shares of which 8,196,721 were issued and outstanding as of May 16, 2023. The summary below of our share capital is subject to, and qualified in its entirety by reference to, our Articles and by-laws which are available on SEDAR at www.sedar.com.
The Multiple Voting Shares carry a greater number of votes per share relative to the Subordinate Voting Shares, and therefore the Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. We are entitled to file this Prospectus on the basis that we comply with Section 12.3(b) of National Instrument 41-101 — General Prospectus Requirements.
Except as described in this Prospectus, the Subordinate Voting Shares and the Multiple Voting Shares have the same rights, are equal in all respects and are treated by the Company as if they were one class of shares.

Subordinate Voting Shares and Multiple Voting Shares
Rank
The Subordinate Voting Shares and Multiple Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of the Company’s assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Subordinate Voting Shares and the holders of Multiple Voting Shares are entitled to participate equally in the remaining property and assets of the Company available for distribution to the holders of shares, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares, subject to the rights of the holders of any preferred shares.
Dividends
Holders of Subordinate Voting Shares and Multiple Voting Shares are entitled to receive dividends on a pari passu basis out of our assets legally available for the payment of dividends at such times and in such amount and form as our board of directors (our “Board”) may from time to time determine, subject to any preferential rights of the holders of any outstanding preferred shares. In the event of the payment of a dividend in the form of shares and subject to compliance with the rules of the TSX, holders of Subordinate Voting Shares will receive Subordinate Voting Shares and holders of Multiple Voting Shares will receive Multiple Voting Shares unless otherwise determined by our Board.
Voting Rights
Holders of Subordinate Voting Shares are entitled to one vote per Subordinate Voting Share and holders of Multiple Voting Shares are entitled to 10 votes per Multiple Voting Share on all matters upon which holders of Shares are entitled to vote. As of May 16, 2023, the Subordinate Voting Shares represent approximately 88.0% of our total issued and outstanding Voting Shares and approximately 69.9% of the voting power attached to all of our Voting Shares.
Conversion
The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that any Multiple Voting Share shall be held by a Person other than by a Permitted Holder, the Permitted Holder which held such Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Multiple Voting Share into a fully paid and non-assessable Subordinate Voting Share.
In addition, all the Multiple Voting Shares will convert automatically into Subordinate Voting Shares at such time that is the earlier to occur of the following (i) Patrick Dovigi and/or entities, directly or indirectly, held or controlled by Patrick Dovigi (collectively, the “Dovigi Group”) no longer beneficially own, directly or indirectly, at least 2% of the issued and outstanding Shares; (ii) Patrick Dovigi is no longer serving as a director or in a senior management position at the Company; or (iii) March 5, 2040, being the twentieth anniversary of the closing of our initial public offering (the “IPO”).
For the purposes of the foregoing:
“Permitted Holders” means Patrick Dovigi and the spouse or legal equivalent, the parents and/or the lineal descendants of Patrick Dovigi (the “Dovigi Related Persons”) or any trust, partnership, corporation, limited liability company or other estate or planning or investment vehicle in which no other Person has any legal, economic, beneficial or other interest other than such holder and/or the Dovigi Related Persons, as applicable, and with respect to which, a transfer does not result in any change in the effective control of such holder’s securities.
“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.

“Control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.
Meetings of Shareholders
Holders of Subordinate Voting Shares and Multiple Voting Shares are entitled to receive notice of any meeting of our shareholders (“Shareholders”) and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. A quorum for the transaction of business at a meeting of Shareholders is present if at least two Shareholders who, together, hold not less than 25% of the votes attaching to our outstanding Shares entitled to vote at the meeting are present in person or represented by proxy.
Pre-Emptive and Retraction Rights
Holders of Subordinate Voting Shares have no pre-emptive or retraction rights, however, certain of our Shareholders, namely BCEC-GFL Borrower (Cayman) LP (an entity affiliated with BC Partners Advisors L.P., “BC Partners”), OTPP Environmental Services Trust (collectively with the entities affiliated therewith, “Ontario Teachers”), Magny Cours Investment Pte Ltd. (“GIC”) and the Dovigi Group, are entitled to certain pre-emptive rights to subscribe for additional Subordinate Voting Shares provided for in the investor rights agreements to which such Shareholders and certain other persons are party (the “Investor Rights Agreements”). Holders of Multiple Voting Shares have no pre-emptive or retraction rights under our Articles, however they are entitled to certain pre-emptive rights to subscribe for additional Multiple Voting Shares provided for in the Investor Rights Agreements. Further information regarding pre-emptive rights provided for in the Investor Rights Agreements is set out in the AIF under “Material Contracts — Investor Rights Agreement”.
Liquidation Rights
Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of Subordinate Voting Shares and Multiple Voting Shares, without preference or distinction, will be entitled to receive rateably all of our assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares.
Subdivision, Consolidation and Issuance of Rights
No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares may occur unless both classes of shares are concurrently subdivided or consolidated and in the same manner and proportion. Other than as described in this Prospectus, no new rights to acquire additional shares or other securities or property of ours will be issued to holders of Subordinate Voting Shares or Multiple Voting Shares unless the same rights are concurrently issued to the holders of both classes of shares.
Subject to the pre-emptive right to subscribe for Multiple Voting Shares provided to holders of Multiple Voting Shares, we may not issue Multiple Voting Shares without the approval of at least two-thirds of the votes cast at a meeting of the holders of Subordinate Voting Shares duly held for that purpose. However, approval is not required in connection with a subdivision or consolidation on a pro rata basis as between the Subordinate Voting Shares and the Multiple Voting Shares.
Certain Amendments
In addition to any other voting right or power to which the holders of Subordinate Voting Shares shall be entitled by law or regulation or other provisions of the Articles from time to time in effect, but subject to the provisions of the Articles, holders of Subordinate Voting Shares shall be entitled to vote separately as a class, in addition to any other vote of Shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles which would adversely affect the rights or special rights of the holders the Subordinate Voting Shares or affect the holders of Subordinate Voting Shares and Multiple Voting Shares differently, on a per share basis, including an amendment to the terms of the Articles that provide that any

Multiple Voting Shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into Subordinate Voting Shares.
Pursuant to the Articles, holders of Subordinate Voting Shares and Multiple Voting Shares will be treated equally and identically, except with respect to voting and conversion, on a per share basis, in certain change of control transactions that require approval of our Shareholders under the OBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of the Subordinate Voting Shares and Multiple Voting Shares, each voting separately as a class.
Take-Over Bid Protection
Under applicable securities laws in Canada, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, we have entered into a customary coattail agreement dated March 5, 2020 with the Dovigi Group and a trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable securities laws in Canada to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares. The undertakings in the Coattail Agreement do not apply to prevent a sale by the holders of Multiple Voting Shares or their Permitted Holders of Multiple Voting Shares if concurrently an offer is made to purchase Subordinate Voting Shares that:
(a)
offers a price per Subordinate Voting Share at least as high as the highest price per share to be paid pursuant to the take-over bid for the Multiple Voting Shares;

(b)
provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Multiple Voting Shares to be sold (exclusive of Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c)
has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no Multiple Voting Shares are purchased pursuant to the offer for Multiple Voting Shares; and

(d)
is in all other material respects identical to the offer for Multiple Voting Shares.

In addition, the Coattail Agreement does not prevent the transfer of Multiple Voting Shares by the Dovigi Group to Permitted Holders, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would be exempt from certain requirements applicable to take-over bids under applicable securities laws in Canada. The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, does not constitute a disposition of Multiple Voting Shares for the purposes of the Coattail Agreement.
Under the Coattail Agreement, any sale of Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the Coattail Agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Multiple Voting Shares are not automatically converted into Subordinate Voting Shares in accordance with our Articles.
The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action is conditional on us or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may reasonably require. No holder of Subordinate Voting Shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee.

Other than in respect of non-material amendments and waivers that do not adversely affect the interests of holders of Subordinate Voting Shares, the Coattail Agreement provides that, among other things, it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada; and (b) the approval of at least two-thirds of the votes cast by holders of Subordinate Voting Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Subordinate Voting Shares held by the holders of Multiple Voting Shares or their affiliates and related parties and any persons who have an agreement to purchase Multiple Voting Shares on terms which constitute a sale or disposition for purposes of the Coattail Agreement, other than as permitted thereby. Non-material amendments and waivers that do not adversely affect the interests of holders of Subordinate Voting Shares shall be subject to the approval of the TSX, but shall not require approval of holders of Subordinate Voting Shares.
No provision of the Coattail Agreement limits the rights of any holders of Subordinate Voting Shares under applicable law.
Preferred Shares
We are authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of preferred shares and having such rights, privileges, restrictions and conditions as may be determined by our Board prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, are not entitled to vote at meetings of holders of our shares, and are not entitled to vote separately as a class upon a proposal to amend our Articles in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 170(1) of the OBCA. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the preferred shares are entitled to preference over the Subordinate Voting Shares, Multiple Voting Shares and any other shares ranking junior to the preferred shares from time to time with respect to the payment of paid-up capital remaining after the payment of all outstanding debts on a pro rata basis, and, the payment of any or all declared but unpaid cumulative dividends or any or all declared but unpaid dividends on the preferred shares and may also be given such other preferences over the Subordinate Voting Shares, Multiple Voting Shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.
The issuance of preferred shares and the terms selected by our Board could decrease the amount of earnings and assets available for distribution to holders of our Subordinate Voting Shares and Multiple Voting Shares or adversely affect the rights and powers, including the voting rights, of the holders of our Subordinate Voting Shares and Multiple Voting Shares without any further vote or action by the holders of our Subordinate Voting Shares and Multiple Voting Shares. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third-party to acquire a majority of our outstanding shares and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our Subordinate Voting Shares.
We have filed an undertaking with the Ontario Securities Commission (the “OSC”) pursuant to which we have agreed to provide reasonable prior notice to the OSC in the event the Company intends to issue a series of preferred shares that: (a) carry a greater number of votes on a per share basis, irrespective of the number or percentage of preferred shares owned, than the Subordinate Voting Shares; or (b) would cause any of the factors set out in section 4.1 of OSC Rule 56-501 — Restricted Shares to be present in relation to the Subordinate Voting Shares, regardless of any existing restrictions on the Subordinate Voting Shares due to the existence of the Multiple Voting Shares.
Convertible Preferred Shares
On September 30, 2020, we amended our Articles to create the Series A Convertible Preferred Shares and on December 15, 2021, we amended our Articles to create the Series B Convertible Preferred Shares. The closing date of the subscription for the Series A Convertible Preferred Shares was October 1, 2020, and the

closing date of the subscription for the Series B Convertible Preferred Shares was December 17, 2021. All of the issued and outstanding Convertible Preferred Shares are held, directly or indirectly, by HPS Investment Partners, LLC (“HPS”). In addition to the rights, privileges, restrictions and conditions attaching to the preferred shares as a class, as described under “Preferred Shares” above, the following provides a summary of the material terms of the Convertible Preferred Shares.
Voting Rights
Each holder of Convertible Preferred Shares is entitled to vote, to the greatest extent possible, with holders of Subordinate Voting Shares and Multiple Voting Shares as a single class. Each Convertible Preferred Share is entitled to one vote per share and, for purposes of voting at any meeting at which such holder is entitled to vote, each holder of Convertible Preferred Shares will be deemed to hold such number of Convertible Preferred Shares that is equal to the number of Subordinate Voting Shares into which the holder’s Convertible Preferred Shares are convertible pursuant to the terms of the Convertible Preferred Shares as of the applicable record date.
The holders of the Convertible Preferred Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend our Articles to: (a) increase or decrease any maximum number of authorized Convertible Preferred Shares, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Convertible Preferred Shares; or (b) effect an exchange, reclassification or cancellation of the Convertible Preferred Shares; or (c) create a new class of shares equal or superior to the Convertible Preferred Shares.
Dividends
The holders of Convertible Preferred Shares are entitled to receive only such dividends on the Convertible Preferred Shares, if any, as are expressly declared thereon by our board of directors and are not entitled to any other dividends. The holders of Convertible Preferred Shares do not have the right to receive any dividends that are declared only with respect to the Subordinate Voting Shares and Multiple Voting Shares.
Purchase for Cancellation
Subject to such provisions of the OBCA as may be applicable, we may at any time or times purchase (if obtainable) for cancellation all or any part of the Convertible Preferred Shares outstanding from time to time in one or more negotiated transactions at such price or prices as are determined by our board of directors and as may be agreed to with the relevant holders of the Convertible Preferred Shares. From and after such date of purchase, any shares so purchased will be cancelled.
Conversion
Conversion of the Series A Convertible Preferred Shares into Subordinate Voting Shares is based on an initial conversion price of US$25.20 per share, which conversion price is subject to customary anti-dilution adjustments in accordance with the terms of the Series A Convertible Preferred Shares. Other than as described below, the liquidation preference of the Series A Convertible Preferred Shares is initially US$21.00 per share and will accrete at a rate of 7% per annum for seven years, at a rate of 8% per annum in the eighth year and 9% per annum in the ninth year and thereafter (each such rate, an “accretion rate”), in each case, compounded quarterly, increasing the number of Subordinate Voting Shares that each Series A Convertible Preferred Share is convertible therefor.
Subject to certain conditions, we may require the conversion of the Series A Convertible Preferred Shares into Subordinate Voting Shares: (a) on or after October 1, 2023 until October 1, 2024 if the closing price of the Subordinate Voting Shares is at least 160% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days, (b) on or after October 1, 2024 until October 1, 2025 if the closing price of the Subordinate Voting Shares is at least 150% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days, and (c) on or after October 1, 2025 if the closing price of the Subordinate Voting Shares is at least 140% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days.

Conversion of the Series B Convertible Preferred Shares into Subordinate Voting Shares is based on an initial conversion price of US$43.92 per share, which conversion price is subject to customary anti-dilution adjustments in accordance with the terms of the Series B Convertible Preferred Shares. Other than as described below, the liquidation preference of the Series B Convertible Preferred Shares is initially US$36.60 per share and will accrete at a rate of 6% per annum for seven years, at a rate of 7% per annum in the eighth year and 8% per annum in the ninth year and thereafter, in each case, compounded quarterly, increasing the number of Subordinate Voting Shares that each Series B Convertible Preferred Share is convertible therefor.
Subject to certain conditions, we may require the conversion of the Series B Convertible Preferred Shares into Subordinate Voting Shares: (a) on or after December 17, 2024 until December 17, 2025 if the closing price of the Subordinate Voting Shares is at least 150% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days, (b) on or after December 17, 2025 until December 17, 2026 if the closing price of the Subordinate Voting Shares is at least 140% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days, and (c) on or after December 17, 2026 if the closing price of the Subordinate Voting Shares is at least 130% of the then-applicable conversion price for 20 trading days in any period of 30 consecutive trading days.
A holder of Convertible Preferred Shares may convert its Convertible Preferred Shares at any time at its election.
Meeting of Shareholders
Holders of Convertible Preferred Shares are entitled to receive notice of any meeting of our shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. A quorum for the transaction of business at a meeting of shareholders is present if at least two shareholders who, together, hold not less than 25% of the votes attaching to our outstanding shares entitled to vote at the meeting are present in person or represented by proxy.
Quarterly Redemption
After December 31, 2024, we may elect to redeem on a quarterly basis such number of Series A Convertible Preferred Shares having a liquidation preference equal to the product of (A) 1∕4 of the applicable accretion rate and (B) the aggregate liquidation preference of all of the then outstanding Series A Convertible Preferred Shares, at a price (“quarterly redemption price”) per Series A Convertible Preferred Share equal to the then-applicable liquidation preference. We may, at our election, redeem such Series A Convertible Preferred Shares in cash or by issuance of Subordinate Voting Shares, such number of Subordinate Voting Shares determined by dividing the applicable quarterly redemption price by 97% of the then market price of the Subordinate Voting Shares. In the event we elect to pay the quarterly redemption price for a particular quarter in cash, the applicable accretion rate for such quarter shall be 6% per annum.
After December 31, 2025, we may elect to redeem on a quarterly basis such number of Series B Convertible Preferred Shares having a liquidation preference equal to the product of (A) 1∕4 of the applicable accretion rate and (B) the aggregate liquidation preference of all of the then outstanding Series B Convertible Preferred Shares, at a quarterly redemption price per Series B Convertible Preferred Share equal to the then-applicable liquidation preference. We may, at our election, redeem such Series B Convertible Preferred Shares in cash or by issuance of Subordinate Voting Shares, such number of Subordinate Voting Shares determined by dividing the applicable quarterly redemption price by 97% of the then market price of the Subordinate Voting Shares. In the event we elect to pay the quarterly redemption price for a particular quarter in cash, the applicable accretion rate for such quarter shall be 5% per annum.
Redemption
After October 1, 2025, we may elect to redeem all of the then outstanding Series A Convertible Preferred Shares at a price per Subordinate Voting Shares equal to: (a) 105% of the liquidation preference if such redemption occurs prior to October 1, 2026; (b) 103% of the liquidation preference if such redemption occurs after October 1, 2026 and prior to October 1, 2027; or (c) 100% of the liquidation preference if such redemption occurs after October 1, 2027.

After December 17, 2026, we may elect to redeem all of the then outstanding Series B Convertible Preferred Shares at a price per Subordinate Voting Shares equal to: (a) 105% of the liquidation preference if such redemption occurs prior to December 17, 2027; (b) 103% of the liquidation preference if such redemption occurs after December 17, 2027 and prior to December 17, 2028; or (c) 100% of the liquidation preference if such redemption occurs after December 17, 2028.
Adjustments to Conversion Price
In accordance with the terms of the Convertible Preferred Shares, certain adjustments shall be made to the conversion price to account for, among other things, (i) certain dividends and distributions; (ii) certain rights, options and warrants; (iii) spin-offs; (iv) tender or exchange offers; (v) capital reorganizations; and (vi) stock splits and combinations.
Redemption in Connection with a Change of Control
On a change of control, we have the right to redeem the then outstanding Series A Convertible Preferred Shares at a price per Series A Convertible Preferred Share the equal to the greater of (i) (a) amount equal to 105% of the liquidation preference if such change of control occurs before October 1, 2025, or (b) amount equal to 100% of the liquidation preference if such change of control occurs after October 1, 2025; and (ii) the value of the consideration the holder would have received had the holder converted its Series A Convertible Preferred Shares immediately prior to such change of control.
On a change of control, we have the right to redeem the then outstanding Series B Convertible Preferred Shares at a price per Series B Convertible Preferred Share the equal to the greater of (i) (a) amount equal to 105% of the liquidation preference if such change of control occurs before December 17, 2026, or (b) amount equal to 100% of the liquidation preference if such change of control occurs after December 17, 2026; and (ii) the value of the consideration the holder would have received had the holder converted its Series B Convertible Preferred Shares immediately prior to such change of control.
In the event we do not elect to redeem the Convertible Preferred Shares in cash on a change of control, the accretion rate will increase to 13%.
Restrictions on Transfers
The Convertible Preferred Shares are subject to restrictions on transfer, subject to HPS’ right to transfer any Convertible Preferred Shares held by it to affiliates in accordance with the terms of the applicable subscription agreement entered into between us and HPS.
DESCRIPTION OF DEBT SECURITIES
The Company may issue Debt Securities, separately or together, with Subordinate Voting Shares, Preferred Shares, Warrants, Share Purchase Contracts, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for the applicable series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the Registration Statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:
•
the specific designation of the Debt Securities; any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•
the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•
the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•
the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

•
the covenants applicable to the Debt Securities;

•
the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

•
whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•
whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•
any material risk factors relating to such Debt Securities and the Securities to be issued upon any conversion of the Debt Securities;

•
the denominations in which registered Debt Securities will be issuable;

•
each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•
if other than U.S. dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

•
material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Debt Securities;

•
any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

•
any other terms of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than U.S. dollars or a non-U.S. dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than U.S. dollars or a non-U.S. dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-U.S. dollar currency or currencies or non-U.S. dollar unit or units in the applicable Prospectus Supplement.
Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The terms on which a series of Debt Securities may be convertible into or exchangeable for Subordinate Voting Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Subordinate Voting Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.
To the extent any Debt Securities are convertible into Subordinate Voting Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.
DESCRIPTION OF WARRANTS
The Company may issue Warrants, separately or together, with Subordinate Voting Shares, Preferred Shares, Debt Securities, Share Purchase Contracts, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate Warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
•
the number of Warrants offered;

•
the price or prices, if any, at which the Warrants will be issued;

•
the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

•
upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

•
the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

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if applicable, the identity of the Warrant agent;

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whether the Warrants will be listed on any securities exchange;

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whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

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any minimum or maximum subscription amount;

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whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

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any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants;

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material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Warrants and the Securities to be issued upon exchange of the Warrants; and

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any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.
Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.
DESCRIPTION OF SHARE PURCHASE CONTRACTS
The Company may issue share purchase contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may be issued separately or as part of Units, and may or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Company to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

The specific terms and provisions that will apply to any Share Purchase Contracts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts. This description will include, where applicable:
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whether the Share Purchase Contracts obligate the holder to purchase or sell, or both purchase and sell, Equity Securities and the nature and amount of those Equity Securities, or the method of determining those amounts;

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whether the Share Purchase Contracts are to be prepaid or not or paid in installments;

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any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied;

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whether the Share Purchase Contracts are to be settled by delivery, or by reference or linkage to the value or performance of Equity Securities;

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any acceleration, cancellation, termination or other provisions relating to the settlement of the Share Purchase Contracts;

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the date or dates on which the sale or purchase must be made, if any;

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whether such Share Purchase Contracts will be listed on any securities exchange;

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whether the Share Purchase Contracts will be issued in fully registered or global form;

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any material risk factors relating to such Share Purchase Contracts and the Equity Securities to be issued pursuant to the Share Purchase Contracts;

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any rights, privileges, restrictions and conditions attaching to the Share Purchase Contracts;

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material Canadian federal income tax consequences and U.S. federal income tax consequences applicable to the holders of the Share Purchase Contracts; and

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any other material terms or conditions of the Share Purchase Contracts.

The terms and provisions of any Share Purchase Contracts offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
The Company may issue Subscription Receipts, separately or together, with Subordinate Voting Shares, Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts or Units or any combination thereof, as the case may be. The Subscription Receipts would be issued under an agreement or indenture. The specific terms and provisions that will apply to any Subscription Receipts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
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the number of Subscription Receipts offered;

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the price or prices, if any, at which the Subscription Receipts will be issued;

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the manner of determining the offering price(s);

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the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

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the Securities into which the Subscription Receipts may be exchanged;

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conditions to the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

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the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount, denominations and terms of the series of Debt

Securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of Securities may be subject to adjustment;
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the dates or periods during which the Subscription Receipts may be exchanged;

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the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

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provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

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if applicable, the identity of the Subscription Receipt agent;

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whether the Subscription Receipts will be listed on any securities exchange;

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whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

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any minimum or maximum subscription amount;

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whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

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material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

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any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and

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any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.
Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.
DESCRIPTION OF UNITS
The Company may issue Units, separately or together, with Subordinate Voting Shares, Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
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the number of Units offered;

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the price or prices, if any, at which the Units will be issued;

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the manner of determining the offering price(s);

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the currency at which the Units will be offered;

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the Securities comprising the Units;

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whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

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any minimum or maximum subscription amount;

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whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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any material risk factors relating to such Units or the Securities comprising the Units;

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material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Securities comprising the Units;

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any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

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any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.
CONSOLIDATED CAPITALIZATION
The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company since the date of the Company’s most recently filed financial statements, including, as required, any material change, and the effect of such material change, that will result from the issuance of Securities pursuant to such Prospectus Supplement.
EARNINGS COVERAGE RATIOS
The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.
PRIOR SALES
Prior sales of our Securities will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
TRADING PRICE AND VOLUME
Trading price and volume of our Securities will be provided, as required, in each Prospectus Supplement to this Prospectus.
PLAN OF DISTRIBUTION
We may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by us from time to time. We may distribute the Securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to prevailing market prices or at negotiated prices. A description of such pricing will be disclosed in the applicable Prospectus Supplement. We may offer Securities in the same offering, or we may offer Securities in separate offerings.
This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.
If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Only underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.
The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.
We and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.
Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in and subject to limitations imposed by applicable Canadian securities laws which includes sales made directly on an existing trading market for the Subordinate Voting Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market” offerings, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the-market” offering, as defined under applicable Canadian securities laws, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer may enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the applicable Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in the underwriter or dealer creating an over-allocation position in the Securities.
We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.
Each class or series of Securities, other than the Subordinate Voting Shares, that is not a secondary offering will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts,

Subscription Receipts or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts, Subscription Receipts or Units may be sold and purchasers may not be able to resell Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts, Subscription Receipts or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Debt Securities, Warrants, Share Purchase Contracts, Subscription Receipts or Units.
MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. RESIDENTS
The applicable Prospectus Supplement may describe certain U.S. federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
RISK FACTORS
Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the risk factors described under the heading “Risk Factors” in our AIF. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the risk factors described in the documents incorporated by reference herein and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which we currently are unaware or that are unknown or that we currently deem to be immaterial could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we will successfully address any or all of these risks.
LEGAL MATTERS
Unless otherwise specified in the Prospectus Supplement relating to the Securities, the issue and sale of the Securities will be passed upon on our behalf by Stikeman Elliott LLP as to legal matters relating to Canadian law and by Latham & Watkins LLP as to legal matters relating to U.S. law. The partners, counsel and associates of Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than one percent of any class of our securities.
AUDITORS, REGISTRAR AND TRANSFER AGENT
KPMG LLP whose office is located at 333 Bay Street, Suite 4600, Toronto, Ontario, M5H 2S5, is our auditor and is independent with respect to the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).
The transfer agent and registrar of our Subordinate Voting Shares in the United States is Computershare Trust Company, N.A. at its principal office in Louisville, Kentucky, and in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of KPMG LLP; and (iv) the indenture relating to the Debt Securities. A copy of the form of warrant agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.
WELL-KNOWN SEASONED ISSUER
On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including Ontario Instrument 44-501 — Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order) (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders were adopted to reduce regulatory burden for certain large, established reporting issuers with strong disclosure records associated with certain prospectus requirements under National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions. The WKSI Blanket Orders came into force on January 4, 2022 and allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
Certain of the Company’s directors, namely Arun Nayar, Paolo Notarnicola, Ven Poole and Raymond Svider, reside outside of Canada. Each of these directors has appointed GFL Environmental Inc., 100 New Park Place, Suite 500, Vaughan, ON L4K 0H9, Canada, as agent for service of process.
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.